[THE ADVISORY BOARD COMPANY LETTERHEAD]
February 8, 2007
VIA EDGAR AND OVERNIGHT COURIER
Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Advisory Board Company
Form 10-K for the year ended March 31, 2006
Filed June 14, 2006
File No. 000-33283
Dear Ms. van Doorn:
     On behalf of The Advisory Board Company (the “Company”), this responds to your letter dated January 30, 2007, regarding the Company’s Annual Report on Form 10-K for the year ended March 31, 2006. For ease of reference, your comment is set forth below, followed by our response.
Form 10-K for the Year Ended March 31, 2006
Exhibit 31.1 and 31.2 Certifications
Comment
1.	Please confirm to us that you will revise your certifications in all future filings to conform the language in paragraphs 4d and 5 to exactly match the corresponding language in Item 601(b)(31)(i) of Regulation S-K.

Securities and Exchange Commission
February 8, 2007

Response
1.	We acknowledge your comment. The Company will revise the certifications in all future filings to conform the language in paragraphs 4d and 5 to exactly match the corresponding language in Item 601(b)(31)(i) of Regulation S-K.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	comments by the staff of the Securities and Exchange Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions or further comments with respect to the Company’s filings, please direct them to me at (202) 266-5600. Facsimile transmissions may be sent to me at (202) 266-5700.

Very truly yours, /s/ Michael T. Kirshbaum Michael T. Kirshbaum Chief Financial Officer

cc: Steven R. Finley